SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Oscar Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

687793109

(CUSIP Number)

Jed Feldman

c/o Thrive Capital, 295 Lafayette Street, Suite 701

New York, NY 10012

646-680-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Thrive Capital Partners II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,103,319(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 6,103,319(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,103,319(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.4%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Consists of Class B common stock, par value $0.00001 per share (“Class B Common Stock”), of the Issuer. The rights of the holders of Class A common stock, par value $0.00001 per share (“Class A Common Stock”), and Class B Common Stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to 20 votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock on the date that is seven years from the date of the prospectus used in connection with the Issuer’s initial public offering or upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the percent of class was calculated based on (i) 174,400,003 shares of Class A Common Stock outstanding as of October 29, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on November 12, 2021, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the reporting person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Thrive Partners II GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,103,319(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 6,103,319(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,103,319(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.4%(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Thrive Capital Partners III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 22,391,068(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 22,391,068(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,391,068(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.4%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Claremount TW, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 757,239(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 757,239(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 757,239(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.4%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Thrive Partners III GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 23,148,307(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 23,148,307(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,148,307(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.7%(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Thrive Capital Partners V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,040,704(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 1,040,704(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,040,704(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.6%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Claremount V Associates, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 19,239(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 19,239(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,239(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): <0.1%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Thrive Partners V GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,059,943(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 1,059,943(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,059,943(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.6%(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Thrive Capital Partners VI Growth, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,498,513(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 2,498,513(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,498,513(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.4%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Claremount VI Associates, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 48,982(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 48,982(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,982(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): <0.1%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Thrive Partners VI GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,547,495(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 2,547,495(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,547,495(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.4%(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Thrive Capital Partners VII Growth, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 8,854,523(3)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 8,854,523(3)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,854,523(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.0%(4)
(14)	Type of Reporting Person (See Instructions): PN

(3)

Consists of shares of Class A Common Stock, including 4,155,911 shares of Class A Common Stock issuable upon conversion of the outstanding principal of Convertible Notes (the “Note Shares”) at the current Conversion Rate (as defined in the Indenture), to the extent that such Note Shares would be deemed to be beneficially owned by the reporting person for purposes of Rule 13d-3 of the Exchange Act.

(4)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 174,400,003 shares of Class A Common Stock outstanding as of October 29, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on November 12, 2021, and (ii) the shares of Class A Common Stock underlying Convertible Notes beneficially owned by the reporting person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Thrive Partners VII Growth GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 8,854,523(3)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 8,854,523(3)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,854,523(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.0%(4)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Claremount VII Associates, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 106,721(5)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 106,721(5)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 106,721(5)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1%(4)
(14)	Type of Reporting Person (See Instructions): PN

(5) Consists of shares of Class A Common Stock, including 50,111 shares of Class A Common Stock issuable upon conversion of the outstanding principal of Convertible Notes at the current Conversion Rate (as defined in the Indenture), to the extent that such Note Shares would be deemed to be beneficially owned by the reporting person for purposes of Rule 13d-3 of the Exchange Act.

(1)	Name of Reporting Persons: Thrive Partners VII GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 106,721(5)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 106,721(5)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 106,721(5)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1%(4)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Joshua Kushner
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 41,820,308(6)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 41,820,308(6)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,820,308(6)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 19.8%(7)
(14)	Type of Reporting Person (See Instructions): IN

(6) Consists of 4,755,222 shares of Class A Common Stock, 32,859,064 shares of Class B Common Stock, and 4,206,022 shares of Class A Common Stock issuable upon conversion of the outstanding principal of Convertible Notes at the current Conversion Rate (as defined in the Indenture), to the extent that such Note Shares would be deemed to be beneficially owned by the reporting person for purposes of Rule 13d-3 of the Exchange Act. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to 20 votes per share and is convertible into one share of Class A Common Stock.

(7) Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 174,400,003 shares of Class A Common Stock outstanding as of October 29, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on November 12, 2021, (ii) the shares of Class A Common Stock underlying Convertible Notes beneficially owned by the reporting person and (iii) the shares of Class B Common Stock beneficially owned by the reporting person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Exchange Act).

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons on August 30, 2021, as amended, with respect to the Class A common stock, $0.00001 par value per share (the “Class A Common Stock”), of Oscar Health, Inc. (the “Company” or the “Issuer”). The Issuer also has Class B common stock, $0.00001 par value per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), issued and outstanding, which stock is convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and automatically upon the occurrence of certain events described in the Issuer’s certificate of incorporation. The address of the principal executive offices of the Issuer is 75 Varick Street, 5th Floor, New York, NY, 10013.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Thrive Capital Funds purchased the shares of Common Stock set forth in Item 5 for an aggregate of approximately $173,120,638, using funds from working capital. In addition, on January 27, 2022, pursuant to the Investment Agreement further described in Item 6 below, the Company agreed to issue and sell to Thrive Capital Partners VII Growth, L.P. (“Thrive VII Growth”) and Claremount VII Associates, L.P. (“Claremount VII”), and Thrive VII Growth and Claremount VII agreed to purchase, $35,000,000 in the aggregate principal amount of the Company’s 7.25% Convertible Senior Notes due 2031 (the “Convertible Notes” or “Notes”) using funds from working capital.

The information set forth in Item 4 and Item 5(c) below is incorporated by reference in its entirety into this Item 3.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the percent of class was calculated based on (i) 174,400,003 shares of Class A Common Stock outstanding as of October 29, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on November 12, 2021, (ii) the shares, if any, of Class A Common Stock underlying Convertible Notes beneficially owned by the reporting person and (iii) the shares, if any, of Class B Common Stock of the Issuer beneficially owned by the reporting person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Exchange Act).

Thrive Capital Partners II, L.P. (“Thrive II”) directly holds 6,103,319 shares of Class B common stock. Thrive Partners II GP, LLC (“Thrive Partners II”), as the general partner of Thrive II, may be deemed to beneficially own the shares directly held Thrive II.

Thrive Capital Partners III, L.P. (“Thrive III”) directly holds 22,391,068 shares of Class B common stock and Claremount TW, L.P. (“Claremount TW”) directly holds 757,239 shares of Class B common stock. Thrive Partners III GP, LLC (“Thrive Partners III”), as the general partner of Thrive III and Claremount TW, may be deemed to beneficially own the shares directly held Thrive III and Claremount TW.

Thrive Capital Partners V, L.P. (“Thrive V”) directly holds 1,040,704 shares of Class B common stock and Claremount V Associates, L.P. (“Claremount V”) directly holds 19,239 shares of Class B common stock. Thrive Partners V GP, LLC (“Thrive Partners V”), as the general partner of Thrive V and Claremount V, may be deemed to beneficially own the shares directly held Thrive V and Claremount V.

Thrive Capital Partners VI Growth, L.P. (“Thrive VI Growth”) directly holds 2,498,513 shares of Class B common stock and Claremount VI Associates, L.P. (“Claremount VI”) directly holds 48,982 shares of Class B common stock. Thrive Partners VI GP, LLC (“Thrive Partners VI”), as the general partner of Thrive VI Growth and Claremount VI, may be deemed to beneficially own the shares directly held Thrive VI Growth and Claremount VI.

Thrive VII Growth directly holds 4,698,612 shares of Class A common stock and, subject to the terms of conversion applicable to the Convertible Notes set forth in the Indenture, may be deemed to beneficially own 4,155,911 shares of Class A common stock issuable upon conversion of the outstanding principal of Convertible Notes at the current Conversion Rate (as defined in the Indenture). Thrive Partners VII Growth GP, LLC (“Thrive Partners VII Growth”), as the general partner of Thrive VII Growth, may be deemed to beneficially own the shares directly held and/or beneficially owned by Thrive VII Growth.

Claremount VII (together with Thrive II, Thrive III, Thrive V, Thrive VI Growth, Claremount TW, Claremount V, Claremount VI and Thrive VII Growth, the “Thrive Capital Funds”) directly holds 56,610 shares of Class A common stock and, subject to the terms of conversion applicable to the Convertible Notes set forth in the Indenture, may be deemed to beneficially own 50,111 shares of Class A common stock issuable upon conversion of the outstanding principal of Convertible Notes at the current Conversion Rate (as defined in the Indenture). Thrive Partners VII GP, LLC (“Thrive Partners VII” and together with Thrive Partners II, Thrive Partners III, Thrive Partners V, Thrive Partners VI and Thrive Partners VII Growth, the “Thrive General Partners”), as the general partner of Claremount VII, may be deemed to beneficially own the shares directly held and/or beneficially owned by Claremount VII.

As the sole managing member of each of the Thrive General Partners, Mr. Kushner may be deemed to beneficially own the Shares held and/or beneficially owned by the Thrive Capital Funds.

(c) Except in connection with the transactions contemplated by the Investment Agreement described in Item 6 below, the reporting persons have not effected any transactions in the shares of Common Stock of the Issuer within the last 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to include the following:

Investment Agreement

On January 27, 2022, the Company entered into an investment agreement (the “Investment Agreement”) with certain purchasers, including Thrive VII Growth and Claremount VII (collectively, “Purchasers”), relating to the issuance and sale by the Company to the Purchasers of $305,000,000 in aggregate principal amount of the Company’s 7.25% Convertible Senior Notes due 2031. The transactions contemplated by the Investment Agreement (the “Transaction”) closed on February 3, 2022 the (“Closing Date”).

Transfer, Conversion and Other Restrictions; Registration Rights

The Investment Agreement restricts each Purchaser’s ability to transfer, convert or hedge the Notes to the Company’s Class A Common Stock, subject to certain exceptions specified in the Investment Agreement and summarized below.

Additionally, under the Investment Agreement for so long as (i) Dragoneer Investment Group, LLC holds at least $75 million in aggregate principal amount of the Notes or (ii) the initial Purchasers collectively hold at least $152.5 million of the aggregate principal amount of Notes issued to such initial Purchasers as of the Closing Date, the Company is restricted from incurring indebtedness for borrowed money, except for indebtedness which is expressly permitted, which includes a provision permitting the Company to incur indebtedness that is subordinated in right of payment or security to the Notes pursuant to a written agreement in an amount not to exceed $250 million in aggregate principal amount at any time outstanding, subject to certain conditions.

Except as described below, prior to the earlier of (i) the one year anniversary of the date of the Investment Agreement and (ii) the date on which an event that constitutes a change of control of the Company occurs, the Purchasers are restricted from transferring the Notes or the Class A Common Stock issuable or issued upon conversion of the Notes or entering into any hedging or other agreement that transfers the ownership of the Notes or the Class A Common Stock. Exceptions include: (A) transfers to affiliates, (B) transfers to the Company or any of its subsidiaries and (C) transfers to a third party where the net proceeds of such sale are solely used to satisfy a bona fide margin call or repay a permitted loan.

The Investment Agreement also provides that the Company will use its reasonable best efforts to enter into, as promptly as practicable after the Closing Date, an amendment to that certain Twelfth Amended and Restated Investors’ Rights Agreement, dated as of March 5, 2021, by and among the Company and the Investors and Common Holders party thereto (the “Investor Rights Agreement”), to provide customary registration rights to Thrive VII Growth and Claremount VII with respect to the Notes held by Thrive VII Growth and Claremount VII and the shares of Class A Common Stock issued or issuable upon the conversion of any such Notes.

Indenture and Issuance of Convertible Notes

The Notes are governed by an indenture (the “Indenture”) between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The Notes will bear interest at a rate of 7.25% per annum, payable in cash, semi-annually in arrears on June 30 and December 31 of each year, commencing on June 30, 2022.

The Notes are the Company’s senior, unsecured obligations and are (i) equal in right of payment with the Company’s existing and future senior, unsecured indebtedness; (ii) senior in right of payment to the Company’s existing and future indebtedness that is expressly subordinated to the Notes; (iii) effectively subordinated to the Company’s existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and (iv) structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent the Company is not a holder thereof) preferred equity, if any, of the Company’s subsidiaries.

The Notes may be converted, subject to certain conditions, at an initial conversion price of approximately $8.32, which reflects a 38% premium to the price of the Class A Common Stock as of the close of business on January 26, 2022. Before August 31, 2031, holders of the Notes have the right to convert their Notes only upon the occurrence of certain events. From and after August 31, 2031, holders of the Notes may convert their Notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. Upon conversion, the Notes will be settled, at the Company’s election, in shares of Class A Common Stock, cash, or a combination of cash and shares of Class A Common Stock, subject to certain exceptions, including the right of the Purchasers to elect to settle the Notes by Physical Settlement (as defined in the Indenture) upon conversion pursuant to the terms of the Investment Agreement. The conversion rate and conversion price are subject to customary adjustments upon the occurrence of certain events. Upon the occurrence of a fundamental change (as defined in the Indenture), holders of the Notes will have the right to require the Company to repurchase all or some of their Notes for cash, subject to certain conditions. The repurchase price will be equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date. The Notes have a stated maturity of December 31, 2031, subject to earlier conversion, redemption or repurchase in accordance with their terms. Additionally, pursuant to the Investment Agreement, after the fifth anniversary of the Closing Date, the initial Purchasers of the Notes will have the right to require the Company to repurchase all of their Notes for cash, on each of June 30, 2027, June 30, 2028, June 30, 2029 and June 30, 2030 (each, a “Repurchase Date”); provided that, among other conditions, a repurchase notice is delivered to the Trustee no later than the later of (i) 120 days prior to the applicable Repurchase Date and (ii) 10 business days following the date on which the Company files its annual report on Form 10-K for the prior year.

The Company may not redeem the Notes prior to December 31, 2026. The Company may redeem all, but not less than all, of the Notes, at its option, on or after December 31, 2026 and on or before the 35th scheduled trading day immediately preceding the maturity date, for a cash purchase price equal to the redemption price, but only if the last reported sale price per share of Class A Common Stock exceeds 200% of the conversion price on each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date on which the Company sends the redemption notice for such redemption. The redemption price will be a cash amount equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Notes include customary provisions relating to the occurrence of “Events of Default” (as defined in the Indenture), which include the following: (i) certain payment defaults on the Notes (which, in the case of a default in the payment of interest on the Notes, will be subject to a 30-day cure period); (ii) the Company’s failure to send certain notices under the Indenture within specified periods of time; (iii) the Company’s failure to comply with certain covenants in the Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (iv) a default by the Company in its other obligations or agreements under the Indenture or the Notes if such default is not cured or waived within 60 days after notice is given in accordance with the Indenture; (v) certain defaults by the Company or any of its significant subsidiaries with respect to indebtedness for borrowed money of at least $25,000,000; (vi) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its significant subsidiaries and (vii) the Company’s breach of the debt covenants contained in the Investment Agreement (subject to a 60-day cure period).

If an Event of Default involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default occurs and is continuing, then, the Trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of Notes then outstanding, by notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding to become due and payable immediately. However, notwithstanding the foregoing, the Company may elect, at its option, that the sole remedy for an Event of Default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture consists exclusively of the right of the noteholders to receive special interest on the Notes for up to 180 days at a specified rate per annum not exceeding 0.50% on the principal amount of the Notes.

The Indenture also includes customary covenants for convertible notes of this type.

The foregoing summaries of the Indenture, the Notes and the Investment Agreement do not purport to be complete and are subject to, and qualified in their entirety by the full text of the Investment Agreement, which is filed as Exhibit 2.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Investment Agreement, dated as of January 27, 2022, by and among the Issuer and Oasis FD Holdings, LP., Thrive VII Growth, Claremount VII, LionTree Investment Fund, L.P. and Tenere Capital Master Fund, LP. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 28, 2022).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 4, 2022 Thrive Capital Partners II, L.P. By: Thrive Partners II GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Capital Partners III, L.P. By: Thrive Partners III GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Capital Partners V, L.P. By: Thrive Partners V GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Capital Partners VI Growth, L.P. By: Thrive Partners VI GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Capital Partners VII Growth, L.P. By: Thrive Partners VII Growth GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Claremount TW, L.P. By: Thrive Partners III GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Claremount V Associates, L.P.

By: Thrive Partners V GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Claremount VI Associates, L.P.

By: Thrive Partners VI GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Claremount VII Associates, L.P.

By:	Thrive Partners VII GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners II GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners III GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners V GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners VI GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners VII Growth GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners VII GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

/s/ Joshua Kushner
Joshua Kushner